LATHAM&WATKINS

99 Bishopsgate
London EC2M 3XF
United Kingdom
Tel: +44(0)20-7710-1000 Fax: +44(0)20-7374-4460
www.lw.com

FIRM / AFFILIATE OFFICES
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04045074

September 21, 2004

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549
United States of America

File No. 082-34770 SUPPL

Ladies and Gentlemen,

Yara International ASA-Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

On behalf of Yara International ASA and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith please find a Press Release (Yara announces sale of the oilfield part of Yara Formates) for filing.

Feel free to call me with any questions on +44 207 710 1014.

Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to our courier.

Yours faithfully,

Alex Cohen
of LATHAM & WATKINS

Enclosure

PROCESSED
SEP 28 2004
THOMSON FINANCIAL

cc: Ulrik Pedersen

9/27

LO\200070.1

Yara announces sale of the oilfield part of Yara Formates

Oslo (2004-09-16): As part of Yara's continuous efforts to streamline its operations, Yara Industrial has, pursuant to approval by the Norwegian Competition Authorities, sold the oilfield activities of Yara Formates to Norbar Minerals AS, a Norwegian affiliate of the US oil service group M-I SWACO.

Yara Formates has identified and developed a strong position in formate-based clear brine fluids for well drilling, completion, workover and construction operations within the petroleum industry. However, as these activities are not core for Yara International, the market opportunities within this segment can not be fully utilized within Yara. Becoming part of a global oil service group, the transferred business will have synergies and market opportunities previously not available in Yara.

Yara Formates, which from today is the new name of Hydro Formates, will have a 10 year supply agreement with Norbar Minerals and supply up to 25,000 tonnes per year of potassium formate (EcoForm®) from the Porsgrunn plant.

Yara's book value of the assets being sold to Norbar Minerals is NOK 21 million. There will be a positive result from the transaction, which will have a limited impact on Yara's consolidated fourth quarter results.

Contact

Egil Hogna, Investor Relations

Telephone (+47) 24 15 71 66
Cellular (+47) 90 187 865
E-mail **egil.hogna@yara.com**

Arne Cartridge, Media Relations
Telephone (+47) 24 15 73 01
Cellular (+47) 47 900 900
E-mail **arne.cartridge@yara.com**

Yara International ASA is the world's leading supplier of mineral fertilizers with particular strength in nitrogen based fertilizers. Yara has a local presence in 50 countries worldwide. Yara sells more than 20 million tonnes of mineral fertilizers in more than 120 countries. Yara offers fertilizers meeting the nutrient needs of local crops supported by agronomic advice to make farming more profitable and agriculture more sustainable. Yara has a strong position in industrial markets in Europe as a supplier of nitrogen based chemicals and is the leading supplier of liquid CO2.

M-I Swaco, a leading supplier of drilling and completion fluid systems and services, solids control equipment and waste management services to the worldwide oilfield industry, is owned 60 percent by Smith International, Inc. (NYSE: SII) and 40 percent by Schlumberger Limited (NYSE: SLB).